September 28, 2017

United States Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, DC 20549

Attention:   John Dana Brown, Office of Transportation and Leisure

Re:       X Rail Entertainment, Inc.
Amendment No. 3 to Registration Statement on Form S-1
Filed August 2, 2017
File No. 333-218746

Ladies and Gentlemen:

On behalf of X Rail Entertainment, Inc. (the "Company"), please accept this letter as the Company's response to the comments of the reviewing Staff of the Securities and Exchange Commission (the "Staff") in connection with the above referenced submission as set forth in the comment letter of September 28, 2017.

Risk Factors

1.
We note as of June 30, 2017, approximately $845,000 (or roughly 99%) of your total assets consists of railcars. Given your history of losses and significant capital requirement to implement your business plan, please add a risk factor addressing the potential impairment of these assets if you are unsuccessful in executing your business plan, to help investors better ascertain such risk.

Response:

The Company will add the following risk factor to the prospectus:

If our rail car assets are impaired, our business would be adversely affected.

As of June 30, 2017, approximately $845,000, or 99% of our assets, consist of rail cars. If these assets become impaired, our business and financial condition would be adversely and materially affected.

Very Truly Yours,

/s/ Jeff Cahlon

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